Trinity Industries, Inc. and Subsidiaries	Exhibit 12
Computation of Ratio of Earnings To Fixed Charges

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	($ in millions)
Earnings:
Earnings (loss) from continuing operations before provision (benefit) for income taxes	$(146.9)	$453.8	$454.9	$343.9	$176.1
Add:
Fixed Charges	146.3	134.3	109.3	91.4	64.7
Amortization of capitalized interest	0.3	0.1	0.1	0.0	0.0

Total earnings (loss) from continuing operations before provision (benefit) for income taxes	$(0.3)	$588.2	$564.3	$435.3	$240.8

Fixed Charges:
Interest expense	$123.2	$109.4	$84.5	$68.7	$42.2
Portion of rental expense representative of interest	23.1	24.9	24.8	22.7	22.5

	146.3	134.3	109.3	91.4	64.7
Capitalized interest	0.0	0.9	0.6	0.3	0.7

Total Fixed Charges	$146.3	$135.2	$109.9	$91.7	$65.4

Ratio of Earnings to Fixed Charges	0.00	4.35	5.13	4.75	3.68

Footnote:
Earnings for the year ended December 31, 2009 included a $325 million goodwill impairment charge. See Note 9 of the Notes to Consolidated Financial Statements for further discussion.
Earnings were inadequate to cover fixed charges for the year ended December 31, 2009. The deficiency for this period was $146.6 million.